The Prudential Series Fund, Inc.
For the fiscal year ended 12/31/04

File number 811-40896

SUB-ITEM 77D
Policies With Respect to Security Investment

The Prudential Series Fund, Inc.
SP Deutsche International Equity Portfolio
Prospectus dated May 1, 2004
Supplement dated September 10, 2004
         Effective on or about November 19,
2004, LSV Asset Management ("LSV") will replace
Deutsche Asset Management Investment Services
Limited as subadviser to the SP Deutsche
International Equity Portfolio.  Effective on
or about November 19, 2004, the name of the
Portfolio will change to the SP LSV International
Value Portfolio.
         This supplement sets forth the changes
to the prospectus that will be effective with the
change to LSV on or about November 19, 2004.
         Effective on or about November 19, 2004,
the following replaces the discussion in the
section of the prospectus titled "Investment
Objectives and Principal Strategies of the
Portfolios:"
         SP LSV International Value Portfolio
         Investment Objective:  long-term capital
appreciation
         We normally invest at least 80% of the
Portfolio's investable assets (net assets plus
borrowings made for investment purposes) in the
stocks and other equity securities of companies
in developed countries outside the United States
that are represented in the MSCI EAFE Index.
While we make every effort to achieve our objective,
we can't guarantee success and it is
possible that you could lose money.  This Portfolio
is advised by LSV Asset Management (LSV).
         Principal Risks:
*	company risk
*	derivatives risk
*	foreign investment risk
*	management risk
*	market risk

         Effective on or about November 19, 2004, the following replaces the discussion in the section of the prospectus titled "More Detailed
Information On How the Portfolios Invest --
Investment Objectives and Policies:"
         SP LSV International Value Portfolio
         The investment objective of this Portfolio is long-term capital appreciation. While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.
         The Portfolio invests primarily in
equity securities of companies represented in the MSCI
EAFE Index. The Portfolio will not change this policy unless it provides 60 days prior written notice to contract owners.
         LSV uses proprietary investment models
to manage the Portfolio in a bottom-up security selection approach combined with overall portfolio risk management. The primary components of the investment models are: 1) indicators of fundamental undervaluation, such as high dividend yield, low price-to-cash flow ratio or low price-to-earnings ratio, 2) indicators of past negative market sentiment, such as poor past stock price performance, 3) indicators of recent momentum, such as high recent stock price performance, and 4) control of incremental risk relative to the benchmark index. All such indicators are measured relative to the overall universe of non-US, developed market equities.
This investment strategy can be described as a ?contrarian value? approach. The objective of the s trategy is to outperform the unhedged U.S.
Dollar total return (net of foreign dividend withholding taxes) of the MSCI EAFE Index.

         The Portfolio may invest in equity securities from any of the countries comprising the MSCI EAFE Index. The Portfolio will typically hold at least 100 stocks and will generally align its country weightings with those of the MSCI EAFE Index.
LSV intends to keep the Portfolio?s
assets as fully invested in non-U.S. equities as practicable at all times, except as needed to accommodate the Portfolio?s liquidity needs.

         The Portfolio may also pursue the following types of investment strategies and/or invest in the following types of securities:

*	Convertible securities
*	Warrants
*	Foreign securities
*	Exchange-traded Funds (ETFs)
*	Options (on stock, debt, stock indices, foreign
currencies, and futures)
*	Futures contracts
*	Forward foreign currency exchange contracts
*	Interest rate swaps
*	Loan participations
*	Reverse repurchase agreements
*	Dollar rolls
*	When-issued and delayed delivery securities
*	Short sales
*	Illiquid securities.

         In response to adverse market conditions or during a restructuring of investments, the Portfolio may temporarily invest up to 100% of its assets in money market instruments. Investing heavily in these securities limits the Portfolio's ability to achieve our investment objective, but can help to preserve the Portfolio's assets when the markets are unstable.
         The Portfolio is managed by LSV Asset Management (LSV).
Prior to November 19, 2004, the
Portfolio was managed by Deutsche Asset Management
Investment Services Limited.
         Effective on or about November 19, 2004, the following replaces the discussion in the section of the prospectus titled "How the Fund is Managed - Investment Subadvisers:"
         LSV Asset Management (LSV) serves as the subadviser for the SP LSV International Value
Portfolio. Formed in 1994, LSV is a quantitative value equity manager providing active asset management for institutional clients through the application of proprietary models. As of December 31, 2003, LSV had approximately $18 billion in assets under management.
         Effective on or about November 19, 2004, the following replaces the discussion in the section of the prospectus titled "How the Fund is Managed - Portfolio Managers:"
         SP LSV International Value Portfolio
         The Portfolio is co-managed by Josef Lakonishok,
Robert Vishny and Menno Vermuelen.  Mr.
Lakonishok has served as CEO, Partner and Portfolio Manager for LSV since its founding in 1994.
He has more than 25 years of investment and research experience. In addition to his duties at LSV, Mr. Lakonishok serves as the William G. Karnes
Professor of Finance at the University of Illinois at Urbana-Champaign. Mr. Vishny has served as a Partner and Portfolio Manager of LSV since its founding in 1994. He has more than 18 years of investment and research experience. In addition to his duties at LSV, Mr. Vishny serves as the Eric J. Gleacher Professor of Finance at the University of Chicago. Mr. Vermuelen has served as a Portfolio Manager and Senior
Quantitative Analyst of LSV since 1995 and a Partner
 since 1998. He has more than 13 years of investment experience. Prior to joining LSV,
 Mr. Vermuelen served as a portfolio manager for ABP
Investments.  Messrs. Lakonishok, Vishny and Vermuelen
 have managed the Portfolio since LSV
became the Portfolio's subadviser in November 2004.







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